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                                                                   EXHIBIT 20(a)

For information Contact:

Odetics: Gregory A. Miner
Vice President/COO
(714) 774-5000
Home Page:http//www.odetics.com



                                 ODETICS, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN


     ANAHEIM, CA, May 1, 1998 -- Odetics, Inc. (NASDAQ: ODETA and ODETB), today announced that its Board of Directors adopted a Stockholder Rights Plan. The plan calls for preferred stock purchase rights to be distributed, as a dividend, at the rate of one Right for each share of Class A or Class B Common Stock held as of the close of business on May 11, 1998.

     The Class A and Class B Rights (collectively, the "Rights") are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares. While the Rights will not prevent a takeover attempt, they should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     Each Class A Right will entitle holders of Class A Common Stock to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an Exercise Price of $75.00. Each Class B Right will entitle holders of Class B Common Stock to buy one one-thousandth of a share of Series B Preferred Stock of the Company at an Exercise Price of $75.00. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or total voting power of the Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock, or total voting power of the Common Stock.

     If a person or group acquires 15% or more of the Company's outstanding Common Stock or total voting power of the Common Stock, or a holder of 15% or more of the Company's Common Stock or total voting power of the Common Stock engages in certain self-dealing
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transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A and Series B Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, Odetics, Inc. is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then-current price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.

     At any time on or prior to the close of business on the earlier or (i) ten days after the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock or total voting power of the Common Stock and (ii) ten business days (or such later date as may be determined by the Board) after a person or group commences or announces the intention to commence a tender offer or exchange offer for 15% or more of the Company's shares or voting power, the Rights are redeemable for $.001 per Right at the option of the Board of Directors.

     The dividend distribution will be made on May 11, 1998 payable to stockholders of record on that date. The Rights will expire on May 10, 2008. The initial distribution of Rights is not taxable to stockholders.

Company Background:
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     Odetics is a leading supplier of communications equipment for the television broadcast, video security, telecommunications and intelligent traffic solutions markets. Odetics' headquarters are located in Anaheim, Calif. with additional operations in Europe and Asia. For more information about Odetics, its subsidiaries and divisions, refer to the Odetics Web site at http://www.odetics.com.
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IMPORTANT NOTICE:
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     This news release contains statements which may be deemed to be forward looking. Actual results could differ materially from those projected in the forward-looking statements as a result of risk factors such as: short product lives, technological shifts, current technical issues that can't be resolved on a timely basis and other potential technical difficulties (including component/product availability from suppliers) that could substantially delay the new product, competition (including new and directly competitive products form others), pricing pressures, incorrect assumptions regarding market demand, and the significant uncertainty of market acceptance of new products by both distributors and end-user customers.

     Investors are strongly encouraged to review the risk factors set forth in the Company's last filed Forms 10-K and 10-Q.